Exhibit 10.9

OncoMed Pharmaceuticals, Inc.

265 N. Whisman Road

Mountain View, CA 94043

November 12, 2005

Mr. Paul Hastings

[Address]

Dear Paul,

It gives me great pleasure to offer you the position of President and Chief Executive Officer of OncoMed Pharmaceuticals, Inc. (“OncoMed” or “the Company”). It is our intention that you will be nominated for election to the Board promptly following your commencement of full-time employment with the Company. We have enjoyed our interactions with you and believe that you will add substantially to the team and provide the Company with exactly the type of leadership that the Company needs at this time. We also believe OncoMed represents an extraordinary opportunity for you as well.

The terms of our offer to you are as follows:

Title:	President and Chief Executive Officer and Member of the Board of Directors

Reporting to:	Board of Directors

Base Salary:	Your Base Salary will be $29,167 per month (a $350,000 annualized rate), payable in accordance with customary Company payroll procedures then in effect for others employed by the Company, subject to review on an annual basis. There will be no additional compensation for your service as a member of the Board of Directors.

Annual Bonus:	Up to 25% of the Base Salary. This Bonus will be based upon achievement of (1) corporate goals and (2) CEO-specific goals to be agreed to by the Board of Directors. These goals will include but are not limited to successful execution of the corporate strategy including general management, team building, IP prosecution, pre-clinical and clinical development progress, etc. Based on achievement of objectives mutually-agreed upon by you and the Board payable in the first quarter of the following year and conditioned upon your employment as of year end. Any additional bonus payments for special events and off-the-chart performance will be at the discretion of the Board.

Tax Preparation:	The Company will reimburse you for the cost of preparation of taxes, filing and amendments, not to exceed $15,000/yr for a period of four years from the anniversary of your joining the Company. You will be responsible for any income taxes imposed as a result of your receipt of this reimbursement, and these amounts will be subject to applicable withholding.

Equity:	Common Stock. When you begin full-time employment with the Company, you will be offered the opportunity to purchase or, at your election, be granted a nonstatutory stock option, under the Company’s Stock Incentive Plan (a copy of which has been provided to you), to purchase 900,000 shares of the Company’s Class A Common Stock (representing approximately 5.66% of the outstanding share base of the Company as of the grant date) at a price equal to the fair market value, as determined by the Board, on the date of grant (currently expected to be $0.10 per share). Unvested shares will be subject to the Company’s right to repurchase at cost. 20% of these shares, or 180,000 of these shares, will vest at the end of your 1st year of full-time employment and the remaining 80% will vest monthly over the following four years. Shares will be subject to the Company’s right of first refusal, and you will be required to enter into the Right of First Refusal and Co-Sale Agreement and the Voting Agreement with the holders of the Company’s Preferred Stock and other holders of Class A Common

Stock.

All employees are subject to annual performance review. Subject to Compensation Committee and Board of Directors review and approval, after at least two years of employment, you may be eligible to receive additional opportunities, or stock options, to purchase shares of Common Stock, based upon Company goals and CEO-specific goals to be agreed to by the Board.

Series A Preferred Stock. Subject to the agreement of the holders of the Company’s Series A Preferred Stock, you will also be offered the opportunity to purchase up to 100,000 shares of the Company’s Series A Preferred Stock for cash at a purchase price of $1.00 per share, pursuant to and in accordance with the terms of the Series A Preferred Stock Purchase Agreement dated as of July 29, 2005, as amended, and the ancillary agreements. Upon commencement of your full-time employment, we will begin to obtain the necessary consents to effect this purchase and sale.

Change in Control:	In the event of a “Change In Control” (as defined in the OncoMed Pharmaceuticals, Inc. Stock Incentive Plan), the vesting of an additional 12 months of any then-unvested shares or stock options will be accelerated. The balance will continue to vest at the same monthly rate as they would have vested if no such acceleration had occurred. In addition, in the event that you are terminated without “Cause” or terminate your own employment for “Good Reason” (as defined below) within eighteen months after a “Change in Control,” 100% of any shares or stock options which are not vested at the time of your termination will accelerate and become vested. In this context “Cause” shall mean (i) your gross negligence, willful misconduct, or repeated, willful and flagrant insubordination in the performance of your duties to the Company as directed by the Board which remains uncured more than thirty days following written notice from the Board of its belief that there is Cause for your termination under this clause (i); (ii) repeated unexplained or unjustified absence from the Company; (iii) a material and willful commission of any federal or state felony; (iv) commission of any act of fraud with respect to the Company; or (v) conviction of a felony or a crime involving moral turpitude causing material harm to the standing and reputation of the Company, or any willful violation of a Federal or State law that significantly reduces the credibility of the company, or affects the company in a materially financial way. No act or failure to act by you shall be deemed “willful” if done or omitted to be done by you in good faith and with the reasonable belief that your act or omission was in the best interest of the Company or consistent with the Company’s policies or the directive of the Board. For purposes of this letter agreement, “Good Reason” shall mean your termination of your employment following a Change in Control by reason of the material diminution of your duties and responsibilities (such as the loss of oversight responsibility for research & development, marketing or sales components of the Company’s operations such that your overall responsibilities are reduced), the reduction of your overall compensation other than as a part of a general reduction for all executive officers, or the transfer of your principal place of business for the Company more than 50 miles from the Company’s current Mountain View, California location. The receipt by you of the benefits provided to you under this paragraph will be conditioned on your executing a standard form of release of the Company and associated persons from any claims against the Company and such associated persons.

Termination Without Cause:	In the event of termination without Cause (whether before or after a Change in Control), your Base Salary and benefits will continue for (i) six months if you have not completed a full year of full-time service at the time of termination or (ii) twelve months if you have completed a full year of full-time service at the time of termination. Payments will be made during the continuation period according to the Company’s normal payroll policy. Further, you will be entitled to receive a lump sum payment of an amount of your target bonus for the year in which your employment is terminated, pro rated based upon the completion, as determined by the Board, of agreed upon milestones prior to your termination. Receipt of the salary and benefits provided to you under this paragraph will be conditioned on your executing a standard form of release of the Company and associated persons from any claims against the Company and such associated persons , and subject to mitigation obligations and offset by you in the event you obtain other employment at a company engaged in the study of or creation of diagnostic or therapeutic, agents aimed at cancer stem cells, during the severance period…

Vacation:	In accordance with Company policy.

Benefit Plans:	You shall be entitled to the Company’s basic employment benefits available to all Company employees, as the same currently exists or may exist in the future. You acknowledge that participation in Company benefit programs may require payroll deductions and/or direct contributions by you.

Loan	Upon commencement of your full-time employment with the Company and to assist you in the purchase of your stock, the Company will loan to you $90,000 (or such greater amount as is necessary to pay the full exercise price for 900,000 shares of Common Stock of the Company) at an interest rate equal to the “Applicable Federal Rate” as determined under the Internal Revenue Code. The loan will be full recourse, evidenced by a promissory note and secured by your shares of Class A Common Stock. In the event that employment is terminated, and the company can exercise the right to repurchase unvested shares, the loan note will be forgiven. The note will be payable upon the earlier of (i) immediately prior to a public offering of the Company’s stock, (ii) an event of default (including bankruptcy) or (iii) five years from the issue date. Notwithstanding the foregoing, 25% of the principal amount of the loan will be forgiven upon each annual anniversary of your continuous full-time service (or part-time service if at the request of the Board) with the Company or its affiliated entities. You will be responsible for any tax which results from “forgiveness of indebtedness” income. Under current tax rules, the Company and you will not be able to modify this loan at any time without causing you to be potentially subject to significant additional tax.

At Will:	The Company’s employees serve on an at-will basis. Your employment is voluntary and for no set period. If you accept employment with the Company, you will be free to resign at any time. Likewise, the Company will be free to terminate your employment at any time, with or without good cause or for any or no cause.

Employment Terms:	This offer of employment is contingent upon your signing and returning to the Company on or before your employment start date, the Company’s standard form of “Confidential Information and Invention Assignment Agreement.” That agreement provides, among other things, that you will not solicit employees of the Company for a period of one year following termination of your employment by the Company for any reason. In addition, you will not accept any additional outside business responsibilities (such as serving on the Board of Directors of other companies) without the prior approval of the Board of Directors of OncoMed.

Expenses:	The Company will reimburse reasonable business-related expenses incurred by you in accordance with applicable Company policies.

Start Date:	As soon as practicable, at your election, but in

no event later than January 1, 2006, at which time you will be elected President and Chief Executive Officer of the Company. Prior to January 1, 2006, you will act, at your election, as a consultant to the Company, under a customary form of consulting agreement, one day per week commencing with the week of November 20, 2005 and two days per week commencing December 5, 2005. Please be advised that your employment is contingent on your ability to prove your authorization to work in the United States. You must comply with the Immigration and Naturalization Service’s employment verification requirements.

Please note that this offer letter sets forth the entire agreement and understanding between you and the Company regarding your employment relationship and supersedes any other written or oral representation, promise or discussion.

To indicate your acceptance of this offer, please sign and return one copy of this letter to me. Paul, we are very much looking forward to having you as President and Chief Executive Officer of the Company.

Yours very truly,

/s/ James N. Woody

James N. Woody, M.D., Ph.D.

President and Chief Executive Officer

OncoMed Pharmaceuticals, Inc.

For the Board of Directors of the Company

By accepting this offer you agree this is a full-time position, and you will make every effort necessary to perform adequately the duties that are assigned to you.

Agreed to and accepted:

/s/ Paul J. Hastings	11/17/05
Paul Hastings	Date

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